787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

May 20, 2013

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	The Gabelli Healthcare & WellnessRx Trust

(Securities Act File No. 333-187842, Investment Company Act File No. 811-22021)

Response to Staff Comments

Ladies and Gentlemen:

On behalf of The Gabelli Healthcare & WellnessRx Trust (the “Fund”), please find responses to comments provided by Laura E. Hatch of the staff (“Staff”) of the Securities and Exchange Commission (“SEC”) via correspondence, dated May 10, 2013, to the undersigned of our firm regarding the filing of a registration statement on Form N-2 (“Registration Statement”) for the Fund.

For the convenience of the Staff, comments provided in the correspondence are set out below. We have discussed the Staff’s comments with representatives of the Fund and the Fund’s investment adviser. The Fund’s responses to the Staff’s comments are set out immediately under the comment.

Prospectus

Prospectus Summary

(1) Comment: Under the heading, “Investment Objectives and Policies,” the disclosure states that the Fund “may invest without limitation in securities of foreign issuers.” If the Fund may invest in Emerging Markets as part of its principal investment strategies, please state that and add appropriate risks.

Response: The Fund confirms that it may invest in securities of companies located in emerging markets. Because these investments are not currently a principal investment strategy of the Fund, the Fund has added risk disclosure regarding investment in emerging market companies to, its statement of additional information (“SAI”).

(2) Comment: Under the heading, “Investment Objectives and Policies,” it states that other Fund’s investments may include derivative instruments. If investing in derivatives is a principal investment strategy of the Fund, please list the types of derivatives in which the Fund

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May 20, 2013

may invest. In addition, please ensure that the disclosure accurately describes the Fund’s use of derivatives and their risks. In connection with this, please consider the Division of Investment Management’s observations on derivatives-related disclosure in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010 (http://www.sec.govidivisions/investment/guidance/ici073010.pdf).

Response: The Fund confirms that the Fund’s disclosure accurately describes the Fund’s use of derivatives and their risks.

(3) Comment: Under the heading, “Risk Factors and Special Considerations,” there is risk disclosure for swap agreements. Please discuss the specific swap agreements in which the Fund will invest (i.e., credit default swaps, total return swaps, interest rate swaps). In addition, please verify whether the Fund will cover the full notional value of any credit default swap written.

Response: The Fund currently discloses in the Registration Statement that it may invest in credit default swaps, total return swaps, interest rate swaps and other types of swap agreements. The Fund does not currently write credit default swaps.

(4) Comment: If the Fund engages in transactions involving total return swaps it must set aside an appropriate amount of segregated assets. See generally Investment Company Act Release No. 10666 (Apr. 18, 1979). Please note that the Commission recently issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the Investment Company Act of 1940. See Investment Company Act Release No. 29776 (Aug. 31, 2011). Accordingly, please be aware that the Commission or its staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the Fund operates.

Response: The Fund acknowledges that it must “set aside” (often referred to as “asset segregation”) liquid assets, or engage in other SEC or Staff-approved measures, to “cover” open positions with respect to certain kinds of derivative instruments. The Fund will modify its asset segregation policies in the future if necessary to comply with any changes in the positions from time to time published by the SEC or its Staff regarding asset segregation.

(5) Comment: Under the heading, “Common Share Distribution Policy Risk,” please update the federal income tax rate disclosure and remove any reference to rates prior to the current year.

Response: The requested change has been made.

(6) Comment: Under the heading “Management and Fees,” please state that the management fee will be higher when the fund is leveraged (i.e., has preferred shares outstanding) and that the investment adviser may have incentive to utilize such leverage.

Response: The Fund’s disclosure has been harmonized to state throughout the Registration Statement that if the Fund has preferred shares outstanding, the investment management fees and other expenses as a percentage of net assets attributable to the Fund’s common shares will be higher than if the Fund does not utilize a leveraged capital structure.

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May 20, 2013

Summary of Fund Expenses

(7) Comment: Please verify the expenses in the fee table are a good faith estimate of the expenses a common shareholder will pay assuming the offerings. Using the recent annual report and the information provided, we estimate that the expenses would be slightly higher than those included in the table.

Response: The Fund confirms that the expenses in the fee table are a good faith estimate of the expenses a common shareholder will pay assuming the offerings.

(8) Comment: Footnote 4 to the fee table states, “The Advisor’s fee is 1.00% annually of the Fund’s average weekly net assets, plus assets attributable to any outstanding senior securities.” In other parts of the prospectus it states that the advisory fee is based on the average weekly total assets minus the Fund’s liabilities (excluding the liquidation preference of any outstanding preferred shares and any accumulated dividends). However, this language states “any outstanding senior securities” (which could include debt). Please make the disclosure consistent throughout the registration statement.

Response: The requested change has been made.

Financial Highlights

(9) Comment: According to the financial highlights in the Fund’s annual report, the NAV total return for the year ended 12/31/12 should be 25.37%.

Response: The disclosure has been changed to reflect the correct information from the Fund’s annual report.

Prospectus Supplements

(10) Comment: Please remove the line item, “Total annual fund operating expense and dividends on preferred shares” from the fee table in the Prospectus Supplement for Common Stock on page S-4.

Response: The requested change has been made.

(11) Comment: Please include the line item, “Dividends on Preferred Shares” in the fee table in the Prospectus Supplement for Subscription Rights to Acquire Common Stock on page R-17.

Response: The requested change has been made.

(12) Comment: Please verify that this shelf offering does not include any rights offering that will be issued to holders of the Fund’s preferred shares. The prospectus supplements include a rights offering for common stock issued to common shareholders and a rights offering for preferred shares issued to common shareholders.

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May 20, 2013

Response: The Registration Statement is intended to include rights offerings that will be issued to holders of the Fund’s preferred shares. The prospectus supplement that includes a rights offering for preferred shares issued to common shareholders has been revised to indicate that the Fund may also conduct a rights offering for preferred shares issued to preferred shareholders.

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The Fund hereby represents that, with respect to the filing of the Registration Statement made by the Fund with the SEC and reviewed by the Staff, it acknowledges that:

a)	should the SEC or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;

b)	the action of the SEC or the Staff, acting pursuant to delegated authority, in declaring the Fund effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

c)	the Fund may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Any questions or comments regarding this letter should be directed to the undersigned at (212) 728-8865.

Very truly yours,

/s/ Ryan P. Brizek
Ryan P. Brizek

cc:	Bruce N. Alpert, The Gabelli Healthcare & WellnessRx Trust

Agnes Mullady, The Gabelli Healthcare & WellnessRx Trust

Wayne Pinsent, The Gabelli Healthcare & WellnessRx Trust

Rose F. DiMartino, Esq., Willkie Farr & Gallagher LLP

P. Jay Spinola, Esq., Willkie Farr & Gallagher LLP